Exhibit 99.1

FERRARI SIGNS A PARTNERSHIP AGREEMENT WITH DXC TECHNOLOGY

Maranello (Italy), 3 May 2023 - Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari”) announces that Ferrari S.p.A., a wholly owned Italian subsidiary, has entered into a multi-year partnership agreement with DXC Technology (NYSE:DXC) a global technology services company specialising in the production of advanced digital solutions for the automotive sector.

This agreement, which comes into effect as from the fifth round of the Formula 1 season, the Miami Grand Prix (5-7 May 2023), sees DXC Technology become a Scuderia Ferrari Team Partner, with its logo present on the SF-23 cars driven by Charles Leclerc and Carlos Sainz and on the drivers’ race suits and helmets.

Lorenzo Giorgetti, Ferrari Chief Racing Revenue Officer: "We are delighted to start this partnership with DXC Technology, a company that already provides ICT infrastructures and human machines interfaces for Ferrari’s critical systems and with which we will explore further software asset management solutions in the future. With DXC we share values such as business expertise, the search for continuous innovation and dedication to excellence. We look forward to developing this partnership in the years ahead.”

Michael Corcoran, Global Lead, DXC Analytics & Engineering: "We have been working with Ferrari for several years on their essential infrastructure, and we are proud to move to a partnership that includes guiding them to their technology future. We are committed to innovating technology that transforms the vehicle information capabilities and enhances the driving experience for all.”

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977